FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  December, 2002

Commission File Number   0-29382

  Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date  December 3, 2002

By: /S/ Mark Bailey

(Print)  Name: Mark Bailey

Title:

President and Director

MINEFINDERS

CORPORATION LTD.

Suite 1820 • 701 West Georgia St.

Vancouver, B.C. V7Y 1C6

Tel. (604) 687-6263

Listed on the TSE symbol: MFL

Fax (604) 687-6267

Traded on NASD OTC BB symbol: MNEFF

website: www.minefinders.com

N E W S   R E L E A S E

December 2, 2002

Dolores Feasibility Program Update

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSE: MFL / NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO, is pleased to report progress on the drilling program and feasibility work underway on its 100% owned, Dolores project, located in Chihuahua, Mexico.

Diamond core hole D02-155 (see attached section) cut multiple zones of mineralization consistent with the mineralized zones intercepted on adjacent sections in holes above and along strike from this drill hole.   A broad zone of continuous mineralization over a 134 meter interval (439.5 feet) averaged 1.32 g/t (0.038 oz/t) gold and 24 g/t (0.70 oz/t) silver, including 36 meters (118.1 feet) averaging 3.38 g/t (0.098oz/t) gold and 31.4 g/t (0.92 oz/t silver), with 4.7 meters (15.4 feet) averaging 5.07 g/t (0.148 oz/t) gold and 81 g/t (2.36 oz/t) silver and 7.9 meters (25.9 feet) averaging 6.53 g/t (0.19 oz/t) gold and 34.5 g/t (1 oz/t) silver.  This high-grade, surrounded by lower grade mineralization, is typical of the habit of mineralization throughout the Dolores deposit.

A similar deep intercept, located 150 meters (492 feet) north of D02-155, extends this impressive band of mineralization along strike as well as at depth beneath the previous open pit resource model.  Diamond drill hole D02-143, intercepted multiple zones of mineralization including a 15.2 meter interval (49.9 feet) grading 1.84 g/t (0.054 oz/t) gold and 34.2 g/t (1 oz/t) silver, including 3.6 meters (11.8 feet) averaging 6.14 g/t (0.18 oz/t) gold and 72.8 g/t (2.12 oz/t) silver and a deeper intercept (approximately 350 meters beneath the surface) of 22 meters (72.16 feet) averaging 4.43 g/t (0.129 oz/t) gold and 195.2 g/t (5.7 oz/t) silver, including a higher-grade intercept of 6 meters (19.68 feet) averaging 13.1 g/t (0.38 oz/t) gold and 580.7 g/t (16.9 oz/t) silver.  Results from several additional deep holes are pending.

Results from the current drilling program have been consistent, section by section, with the Company’s expectations, based upon its extensive previous drilling on the property. Through the end of November, the Company has completed 180 diamond core holes and 178 reverse circulation holes, totaling more than 81,000 meters.  Drilling over the past several months has focused on filling in the gaps and testing the margins of the1900 meter long deposit at 25 meter spacing.

Drill hole D02-155, highlighted above and shown on the accompanying cross-section diagram, demonstrates how the current drilling program is expected to significantly increase the measured and indicated block-modeled resource within the deposit (News Release August 21, 2002) and extend mineralization to greater depths (100 plus meters) beneath the previously defined open pit gold and silver deposit.  This drilling confirms that the Dolores deposit remains open at depth and that excellent potential exists for discovering additional high-grade resources beneath the open pit mine.

Step out drilling to test several of the outlying targets in the Dolores district began with three holes on the Core Shed anomaly, located approximately 1000 meters to the west of the Dolores main zone deposit.  Results from the first two holes demonstrated anomalous gold and silver mineralization at shallow depths in the overlying pyroclastic unit.  Hole D02-R169 encountered anomalous gold and silver mineralization from 75 feet to 165 feet down hole, with the best 5 foot intercept being 0.2 g/t gold and 71 g/t (2.07 oz/t) silver.  The second hole, angled 30 degrees steeper (-70 degrees) from the same pad hit two anomalous zones with slightly better grades, the first from 105 feet to 150 feet included 20 feet averaging 0.3 g/t gold and 63 g/t (1.8 oz/t) silver, which included a 5 foot intercept of 0.5 g/t gold and 116 g/t (3.38 oz/t) silver.  A third hole was completed to test this mineralized structure down dip (assays pending), but none of the holes reached the primary target, which is the mineralized structure where it intersects the underlying andesite rocks.

Management is very encouraged by these initial results, as mineralization in the overlying pyroclastic unit has been very uncommon in the Dolores district, suggesting the potential for increasing grades in the favorable andesite host rocks at depth.   Further holes are planned to test this structure deeper and along strike in the underlying andesites.  Additional step-out holes are now being drilled to test other surface anomalies and projected structures outside the main Dolores deposit.  Drilling has started on the west flank target, with four holes planned for completion prior to breaking for the holidays on December 20.  These four holes will target the intersection of the west flank structures with the underlying andesites.  Other step-out holes, expected to be completed before the break, will test the North Dome, Southwest Extension and La Bohemia.

Additional metallurgical test work, required before a bankable feasibility study can be completed, will be started in December.  Selected core samples from recently completed holes are being composited and will be shipped to several labs for comprehensive test work.  Individual composites will be made up from multiple drill intercepts from different holes with a minimum of 80 meters of core (700 pounds) comprising each composite.  In addition to pulp-agglomeration column leach test work (approximately 20 to 24 columns), a SAG mill grind and agitated leach test will be completed as a possible alternative to a heap leach operation.

Drilling will continue with four drill rigs until the holiday break and recommence around January 13, 2003.  Infill drilling is expected to be completed by the holiday break with final assays expected in January and a new resource calculation completed in February.  The revised resource model will be used for final mine modeling and engineering studies to commence in the first quarter of 2003.  Minefinders will seek bids for engineering and resource modeling in December.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada.  Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing.  Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling.  Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

To view the attached cross-section diagram, please visit www.ccnmatthews.com, or visit the company’s website at www.minefinders.com, or contact the company at the numbers listed below to have a copy of the diagram faxed.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: (604) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.